UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)

JERRICK MEDIA HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

476496104

(CUSIP Number)

December 6, 2017

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 8 Pages

CUSIP No. 476496104	13G	Page 2 of 8 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sable Ridge Capital Opportunity Fund LP

Tax ID# 27-3511798

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – None

6. SHARED VOTING POWER – 2,288,401 Shares of Common Stock

7. SOLE DISPOSITIVE POWER – None

8. SHARED DISPOSITIVE POWER – 2,288,401 Shares of Common Stock

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON –

2,288,401 Shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.79% (1)

12. TYPE OF REPORTING PERSON

CO

(1) Based on a total of 39,520,682 shares outstanding as of November 14, 2017 as reported in the Issuer’s Form 10-Q filed on November 20, 2017.

CUSIP No. 476496104	13G	Page 3 of 8 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JAWS Capital Partners LLC

Taxpayer ID#: 27-3250257

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – None

6. SHARED VOTING POWER – 2,288,401 Shares of Common Stock

7. SOLE DISPOSITIVE POWER – None

8. SHARED DISPOSITIVE POWER – 2,288,401 Shares of Common Stock

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON –

2,288,401 Shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.79% (1)

12. TYPE OF REPORTING PERSON

CO

CUSIP No. 476496104	13G	Page 4 of 8 Pages

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by each of the Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of its pecuniary interest therein. In accordance with Rule 13d-1(k)(l)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

ITEM 1 (a) NAME OF ISSUER: Jerrick Media Holdings, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

202 S. Dean Street, Englewood, NJ 07631

ITEM 2 (a) NAME OF PERSON(S) FILING (collectively, the “Reporting Persons”):

(i) Sable Ridge Capital Opportunity Fund LP is a limited partnership organized under the laws of the State of Delaware, of which Eric Weisblum is the managing partner of its fund;

(ii) JAWS Capital Partners LLC is a limited liability company organized under the laws of the State of New Jersey, of which Eric Weisblum is the sole member

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

(i) Sable Ridge Capital Opportunity Fund LP, 1086 Teaneck Road, Suite A, Teaneck, NJ 07666.

(ii) JAWS Capital Partners LLC, 41 Owatonna Street, Haworth, NJ 07641.

(c) CITIZENSHIP:

(i) Sable Ridge Capital Opportunity Fund LP is a limited partnership organized under the laws of the State of Delaware.

(ii) JAWS Capital Partners LLC is a limited liability company organized under the laws of the State of New Jersey.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.001 per share

ITEM 2 (e) CUSIP NUMBER: 476496104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

CUSIP No. 476496104	13G	Page 5 of 8 Pages

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED:

Sable Ridge Capital Opportunity Fund LP (“Sable Ridge”) is the record owner of 638,401 shares. Eric Weisblum is the manager of Sable Ridge and has voting and investment power with respect to the Sable Ridge shares and therefore may be deemed to be the beneficial owner of the Sable Ridge shares.

JAWS Capital Partners LLC is the record owner of 1,650,000 shares. Eric Weisblum is the sole member and has voting and investment power with respect to the JAWS shares and therefore may be deemed to be the beneficial owner of the JAWS shares.

(i)  Sable Ridge Capital Opportunity Fund LP – 2,288,401 Shares of Common Stock

(ii) JAWS Capital Partners LLC - 2,288,401 Shares of Common Stock

(b) PERCENT OF CLASS:

(i) Sable Ridge Capital Opportunity Fund LP – 5.79% (1)

(ii) JAWS Capital Partners LLC – 5.79% (1)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE:

(1) Sable Ridge Capital Opportunity Fund LP – 2,288,401 Shares of Common Stock

(2) JAWS Capital Partners LLC - 2,288,401Shares of Common Stock

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

(1) Sable Ridge Capital Opportunity Fund LP – 2,288,401 Shares of Common Stock

(2) JAWS Capital Partners LLC - 2,288,401 Shares of Common Stock

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

2,288,401 Shares

CUSIP No. 476496104	13G	Page 6 of 8 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 476496104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2017
(Date)

SABLE RIDGE CAPITAL OPPORTUNITY FUND LP

By:	/s/ Eric Weisblum, managing partner

JAWS CAPITAL PARTNERS LLC

By:	/s/ Eric Weisblum, sole owner

CUSIP No. 476496104	13G	Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(l)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Jerrick Media Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 13, 2017.

SABLE RIDGE CAPITAL OPPORTUNITY FUND LP

By:	/s/ Eric Weisblum, managing partner

JAWS CAPITAL PARTNERS LLC

By:	/s/ Eric Weisblum, sole owner